

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05002167

January 21, 2005

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/21/2005

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

Dear Ms. Waxenberg:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to Time Warner by Edward P. Olson. We also have received letters on the proponent's behalf dated January 13, 2005 and January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1105765

TimeWarner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

December 30, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by Edward P. Olson

Ladies and Gentleman:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from Edward P. Olson (the "Proponent"). The Proposal would require the Company to "take each step necessary for a simple majority vote to apply" to all issues submitted to shareholder vote.

The Company intends to omit the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information; (ii) pursuant to Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under the laws of the State of Delaware; and (iii) pursuant to Rule 14a-8(i)(3) because it is false and misleading.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter and the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

Grounds for Omission

A. The Proponent failed to meet the eligibility requirements of proving beneficial ownership under Rules 14a-8(b) and Rule 14a-8(f)(1), and the Company may, therefore, exclude the Proposal.

The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "in order to be eligible to submit a proposal[,] [a shareholder] must have continuously held at least $2000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponent did not include evidence of ownership when he submitted his Proposal on November 1, 2004. The Proponent does not appear in the Company's records of registered shareholders, and his ownership could not be confirmed. Although the Proponent indicated in the letter accompanying his Proposal that verification of his stock ownership would be provided in a separate letter, the Company still had not received any such letter by November 10, 2004. Accordingly, by letter dated November 10, 2004 (the "November 10 letter") (Exhibit B), which was sent within 14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b), requesting "a written statement from the 'record' holder of [the Company] common stock (usually a broker or a bank) verifying that, as of November 1, 2004, [the Proponent] continuously held the requisite number of shares of [Company] common stock for at least one year and providing the number of shares owned."[1] The Company's letter also indicated that, pursuant to Rule 14a-8(f)(1), the requested documentation was required within 14 days of receipt of the request. The Company has documentation confirming that the Proponent received the November 10 letter on November 11, 2004. *See* Exhibit C.

The Proponent's response, which the Proponent's proxy, John Chevedden, first promised by a letter dated November 25, 2004 that was sent to the Company via facsimile (Exhibit D), was later sent via email on November 26, 2004 (Exhibit E), was deficient in two respects. First, the Proponent responded more than 14 days after the Proponent received the Company's November 10 letter. Second, the purported substantiation of ownership was deficient because the Proponent's response provided ownership information as of November 26, 2004, and not as of November 1, 2004, which is the date on which the Proponent submitted the Proposal. Therefore, the email neither indicated continuous ownership for a year as of the date that the Proposal was submitted, as required by Rule 14a-8(b)(1) nor was transmitted within 14 days from the date the Proponent received the Company's notification, as required by Rule 14a-8(f)(1). *See also*

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1 The November 10 letter from the Company to the Proponent also informed the Proponent of the requisite number of shares that a proponent must own in order to submit a proposal. The November 10 letter stated that "pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material [of the Company], the proponent is required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year." *See* Exhibit B. The operative threshold for the Company is $2,000 worth of securities because $2,000 worth of securities is substantially fewer securities than 1% of the Company's securities entitled to be voted on the Proposal.

Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.") The Proponent's shares could have been purchased after November 1, 2003, but before November 26, 2003, which would have been consistent with the Proponent's email verifying ownership but inadequate to meet the requirements of Rule 14a-8(b)(1). Thus, the Proponent has not provided sufficient evidence of his requisite beneficial ownership of Company stock.

Under Rule 14a-8(f), a company may exclude a shareholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b) within 14 days from the date that the proponent receives the company's notification, provided that the company timely notifies the proponent of the problem. The Company satisfied its obligation under Rule 14a-8 with its November 10 letter to the Proponent, which clearly indicated the ownership requirements of Rule 14a-8 and the type of documentation necessary to demonstrate beneficial ownership under the Rule and which stated that the Proponent's response was required within 14 days of receipt of the request. The Proponent failed to meet its obligations under Rule 14a-8(b) and Rule 14a-8(f)(1) by failing to respond to the Company's request within the 14-day period and by failing to adequately substantiate continuous ownership for a year as of the day the Proposal was submitted.

The Staff has consistently taken a no-action position concerning a company's omission of shareholder proposals based on the failure to comply with Rules 14a-8(b) and 14a-8(f)(1) and on a proponent's failure to provide verification of continuous, year-long ownership dated from the date that the proposal was submitted. *See, e.g., Intel Corporation* (January 29, 2004) (proposal excludable where the shareholder failed to provide proof of ownership within the 14-day response period and where untimely proof was dated incorrectly with no indication that the shareholder had held the securities for the requisite continuous year before submitting the proposal); *Intel Corporation* (February 15, 2002) (same); *see also International Business Machines Corporation* (January 22, 2003) (proposal excludable where the shareholder's proof of ownership, though timely, failed to prove ownership for a continuous year prior to the date of submission); *International Business Machines Corporation* (December 26, 2002) (same). The failure of a proponent to respond to a company's request for verification of ownership within 14 days of that request has also been a factor in permitting a company to exclude a shareholder proposal. *See Intel Corporation* (January 29, 2004).[2] Despite the Company's timely letter to the Proponent detailing the requirements under the Rule and indicating that a response was required within 14 days of its receipt, the Proponent failed to provide the Company with satisfactory evidence of beneficial ownership in a timely fashion. For these reasons, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

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2 The Staff has only extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. *See, e.g., International Business Machines Corporation* (February 18, 2003); *General Motors Corporation* (April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In this case, an extension of the response period is not warranted because the Company's November 10 letter fully complied with Rule 14a-8(f)(1).

B. The Proposal is phrased in mandatory terms and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1).

The Proposal is phrased in mandatory terms and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1). Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal if it is not a proper subject for shareholder action under applicable state law. The Staff has stated that:

> When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1).

See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001)

The Company is incorporated in the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the business of the Company "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this [Chapter 1] or in its certificate of incorporation." The Staff has consistently recognized that a shareholder proposal mandating or directing a company's board of directors to take certain action within the province of the board is inconsistent with the discretionary authority granted to that board under state law and therefore violates of Rule 14a-8(i)(1). *See, e.g., International Paper Company* (March 1, 2004); *Loews Corporation* (February 4, 2004); *American Electric Power Company, Inc.* (January 16, 2002); *Lucent Technologies, Inc.* (November 6, 2001); *Alaska Air Group, Inc.* (March 26, 2000); *Bangor Hydro-Electric Company* (March 13, 2000); *UST Inc.* (March 13, 2000).

The Proposal, as drafted, requires the Company's board of directors to adopt a simple-majority voting regime on all issues submitted to shareholder vote. As stated above, under Delaware law, such an action would be reserved to the judgment of the Company's board of directors, and neither Chapter 1 of the DGCL nor the Company's Certificate of Incorporation limits the authority of the board with respect to these matters. The Proposal, if adopted, would, therefore, unduly restrict the power of the Company's board of directors and violate the DGCL.

Because the Proposal is phrased in mandatory rather than precatory terms, the Company respectfully submits that it is excludable under Rule 14a-8(i)(1).[3]

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[3] The Company acknowledges that the Staff frequently permits shareholder proponents to recast their proposals as recommendations in order to preclude omission as an improper subject for shareholder action. *See, e.g., Alaska Air Group, Inc.* (January 7, 2004). However, in light of the Proponent's familiarity with this requirement and the prior experience of his representative (John Chevedden) in dealing with the proper phrasing of similar simple majority voting proposals, *see, e.g., Alaska Air Group, Inc.* (January 7, 2004), the Staff should not afford the Proponent an opportunity to cure the Proposal's deficiency in this regard.

C. The Proposal is materially false and misleading and, therefore, may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9.

The Proposal is materially false and misleading and, therefore, may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9. Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof that is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation material. The Staff has stated that reliance upon Rule 14a-8(i)(3) to exclude or modify false and misleading statements is appropriate where (i) substantial portions of the supporting statement are irrelevant to the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he is asked to vote or (ii) the company demonstrates objectively that a factual statement is materially false or misleading. *See Division of Corporation Finance: Staff Legal Bulletin No. 14B* (September 15, 2004).

1. Vast portions of the supporting statement are irrelevant to the Proposal such that a reasonable shareholder would be uncertain as to the matter on which he is asked to vote.

The headings "Progress Begins with a First Step" and "One Step Forward" and the text under those headings, which constitute over half of the Proposal's supporting statement, are so wholly irrelevant to a simple-majority voting regime that a reasonable shareholder would be uncertain as to the matter on which he is asked to vote. With no attempt to demonstrate its relationship to simple-majority voting, the Proponent dedicates substantial portions of his supporting statement to his views on the Company's "overall corporate governance fitness."[4] These assertions would mislead shareholders by implying that a host of other "practices" would be affected by adoption of the Proposal. When addressing similar irrelevant supporting statements in a proposal similar to the Proponent's, the Staff concluded that the irrelevant information was misleading and could be omitted. *See Alaska Air Group, Inc.* (March 13, 2001) (requiring the deletion of language relating to staggered boards, poison pills, "entrenched directors" and "conflicted directors" in a simple-majority voting proposal); *cf. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (requiring the deletion of language relating to the company's overseas operations and compliance with the Foreign Corrupt Practices Act in

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4 The Proponent proffers that "Richard Parsons is designated a problem director," that "[although] [t]he board is remarkably well-connected . . . the mix hasn't quite clicked" and that a "Board Effectiveness Rating [of 'D'] suggests that the weaknesses of the board contribute a high degree of investment, credit or underwriter risk to [the Company's] stock." At other times, he discusses the Company's lack of a "Lead Director or Independent Chairman," which he calls an "independence concern," the various directorships held by certain members of the Company's board of directors and the compensation paid to the Chief Executive Officer in 2003. None of these items, nor any of the other comments regarding director performance, is directly related to a change in certain of the Company's voting requirements or to amending the Company's Certificate of Incorporation or By-laws. In fact, with respect to voting requirements, only a limited number of corporate actions would be affected by the Proposal. The Company's By-laws provide that corporate actions submitted to a stockholder vote are authorized by a majority of the votes duly cast unless otherwise imposed by law or the Company's Certificate of Incorporation. Under the Company's Certificate of Incorporation, unless otherwise required by law, only limited matters, such as an amendment to the Company's By-laws or to certain sections of the Company's Certificate of Incorporation, require greater than a majority vote.

a proposal calling for annual director elections); *Knight Ridder, Inc.* (December 28, 1995) (allowing for the omission of language relating to an employment strike in a proposal calling for the redemption of the company's shareholder rights plan); *CIGNA Corp.* (February 16, 1988) (allowing for the omission of language relating to executive compensation in a proposal calling for an amendment to a fair price/supermajority provision in the company's charter). As such, the Company requests that the Proposal be omitted in its entirely or, in the alternative, that the "Progress Begins with a First Step" and "One Step Forward" headings and the text under those headings be omitted.

2. Multiple assertions in the supporting statement are materially false and misleading.

In addition to these substantial and irrelevant portions of the Proposal's supporting statement, set forth below are descriptions of other materially false and misleading statements, and the Company's reasons for their proposed exclusion:

- The Proposal, by its broad language and reference to the "frustration of the shareholder majority," implies that the only non-majority voting provisions in the Company's organizational documents are super-majority provisions and, by failing to reference any of the Company's other voting requirements, implies that it would only affect the Company's super-majority voting provisions. In fact, the Proposal is much more sweeping because its terms apply to all matters submitted to a shareholder vote, including director elections, which are currently subject to a plurality voting requirement. Director elections are the most common matter submitted to a shareholder vote, and the Proposal ignores both the occurrence and consequence of raising the voting threshold with respect to this matter.

- The paragraph under the heading "Terminate the Frustration of the Shareholder Majority" states that "if 79% vote yes and only 1% vote no," then "only 1% could force their will on the overwhelming 79% majority." Put differently, the Proponent misleadingly asserts that, in effect, the votes of 1% of the Company's shares have a veto power over the votes of 79% of the Company's shares. In fact, not only do the votes of 1% of the Company's shares not have such a veto power, whether the required percentage for approval is 80%, a majority of the Company's outstanding shares or some other percentage, but the Proponent also fails to note that similar "frustration" would occur under his proposal. That is, under the Proposal, the voters of 1% of the Company's shares could "force their will" on the voters of 49% of the Company's shares if a matter was not approved by a majority of the Company's outstanding shares. The Staff previously required the deletion of substantially similar misleading assertions in a proposal similar to the Proponent's. *See Albertson's, Inc.* (March 31, 2003); *Northrop Grumman Corporation* (March 17, 2003); *cf. Electronic Data Systems Corporation* (September 28, 2001).

- The fourth bullet under the heading "Progress Begins with a First Step" states that four of the Company's directors hold "from 5 to 7 director seats" each. Although the Proponent has not identified the directors or the directorships included in that tally, the Company believes that the Proponent has relied on information in a report of The Corporate Library

("TCL") that he cites in the Proposal. The information provided by TCL is not accurate, and, thus, neither is the statement in the Proposal. First, *none* of the Company's directors currently serves on the board of directors of seven for-profit entities (whether publicly or privately held). Second, again counting the boards of both publicly and privately held for-profit companies, the statement is still factually incorrect because only three of the Company's directors (Stephen F. Bollenbach, Carla A. Hills and Michael A. Miles) serve on the board of directors of five or six publicly and privately held for-profit companies. With respect to such privately held companies, it should be noted that Ambassador Hills serves as the "Chairman" and Chief Executive Officer of Hills & Company, her privately held international trade and investment consulting company. Third, this statement misleadingly implies that four of the Company's directors serve on the board of directors of five to seven *publicly held* companies. In fact, only two of the Company's directors (Michael A. Miles and Stephen F. Bollenbach) serve on the board of directors of more than four publicly held companies.

- The third bullet under the heading "Progress Begins with a First Step" states that the Company has no "lead director." Although the Proponent does not define what is meant by this term, the Company believes that the statement is incorrect, incomplete and misleading. The Company has disclosed that executive sessions of the Board of Directors are led by the chairman of the committee of the Board that is responsible for the subject matter at issue during the session. When it is not clear which committee has specific responsibility for the subject matter, the chairman of the Nominating and Governance Committee presides. The Company believes that this arrangement is tantamount to having a lead director, and, in support of this conclusion, Institutional Shareholder Services, Inc., another provider of governance services, has indicated that this arrangement is equivalent to having a "lead director."

- The second bullet under the heading "Progress Begins with a First Step," which quotes the TCL report, states that there has been a "steady loss of shareholder value since the 2001 [merger]." This statement is inaccurate. Although it is true that the price per share of the Company's common stock is currently lower than it was in 2001, the Company's common stock has not experienced a "steady" loss since 2001. In fact, since the end of 2002, the Company's stock has increased in value.

For these reasons, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to Rule 14a-8(i)(3) or, in the alternative, that the Proponent be required to remove or revise the false and misleading statements noted above.

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Enclosure

cc: Edward P. Olson
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. Paul F. Washington, Corporate Secretary
Time Warner Inc.
75 Rockefeller Plz
New York NY 10019
PH: 212 484-8000
FX: 212 489-6183 , 484-7174

Dear Mr. Washington,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Edward P. Olson

10/25/04
Date

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Richard Parsons is designated a problem director by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He is the chairperson of the committee that set executive compensation at Citigroup, a committee with a notorious record of overcompensation under his leadership.
- In October 2004 TLC said, "The board is remarkably well-connected, but so far the mix hasn't quite clicked, and the net result for shareholders has been a steady loss of shareholder value since the 2001, $106 billion merger between then online and media giants AOL and Time Warner. AOL reported the loss of some 2.2 million subscribers in 2003 alone. In the meantime, the company remains enmeshed in a series of complex accounting adjustments and write-downs, all conducted under the watchful eye of SEC investigators."
  "Overall the company's Board Effectiveness Rating [of 'D'] suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- We had no Lead Director or Independent Chairman – independence concern.
- Four directors were allowed to hold from 5 to 7 director seats each – over-extension concern.
- The chairman of the Audit Committee held 5 board seats – over-extension concern.
- 2003 CEO pay of $13 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will help terminate the future frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

TimeWarner

Assistant General Counsel
and Assistant Secretary

EXHIBIT B

VIA OVERNIGHT MAIL
RECEIPT CONFIRMATION REQUESTED

November 10, 2004

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

The letter from Edward Olson that was sent via facsimile to Paul F. Washington, the Corporate Secretary of Time Warner Inc. ("TWI"), on November 1, 2004 has been forwarded to me. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year. Although Mr. Olson states in his letter to TWI that verification of his stock ownership will be provided by separate letter, to date, we have not received documentary proof of this ownership. We reviewed our records of registered stockholders and could not confirm his ownership. Accordingly, as permitted by Rule 14a-8, TWI requests a written statement from the "record" holder of the TWI common stock (usually a broker or bank) verifying that, as of November 1, 2004, Mr. Olson continuously held the requisite number of shares of TWI common stock for at least one year and providing the number of shares owned.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be provided to TWI within 14 days of your receipt of this request. Pursuant to Mr. Olson's instructions, we are directing this request to your attention.

In addition, to follow up on our brief conversation last week, I want to reiterate TWI's interest in speaking with you further about the intended scope of Mr. Olson's proposal "for a simple majority vote to apply on each issue that can be subject to shareholder vote." Article II, Section 9 of TWI's By-laws provides in relevant part that, except as otherwise required by law, its certificate of incorporation or its By-laws, all corporate actions to be taken by stockholders are authorized by a "majority of the votes cast by the stockholder entitled to vote thereon."

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

There are only limited matters, itemized in the certificate of incorporation and By-laws that require a different vote. As I mentioned to you, one of these matters is the election of directors, which requires a plurality of the votes cast. We particularly would like to clarify whether the election of directors is intended to be covered by Mr. Olson's proposal.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses the procedural requirements for submitting your proposal and does not waive any of our substantive concerns.

Please address any future correspondence to my attention.

Sincerely,



Susan A. Waxenberg
Assistant General Counsel
& Assistant Secretary

cc: Mr. Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

69144v1

EXHIBIT C

Date: Nov 12, 2004
To: x
Attention: amy

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EXHIBIT D

November 25, 2004
Ms. Susan Waxenberg
Time Warner (TWX)
FX: 212-937-3594
FX: 212-484-7174

Dear Ms. Waxenberg,

Ms. Eve King <Eve.King@wedbush.com> can confirm Edward P. Olson's ownership of $2000 of company stock for the one continuous year according to the Rule 14a-8 requirement. Please telephone me on November 29, 2004 if there is any question.

Sincerely,



John Chevedden
PH: 310-371-7872

cc: Edward P. Olson

EXHIBIT E

Waxenberg, Susan

From: Edward P. Olson [captepjo@yahoo.com]
Sent: Friday, November 26, 2004 11:39 PM
To: Waxenberg, Susan
Subject: Fwd: Pacific West Securities Account PW72 6361-1568; Olson - Request f or Share Owner Verification

--- Eve King <Eve.King@wedbush.com> wrote:

> From: Eve King <Eve.King@wedbush.com>
> To: "'Edward P. Olson'" <captepjo@yahoo.com>, James
> Balkman
> <james@balkman.com>, Kathleen Balkman <kathleen@balkman.com>
> CC: cfletters@sec.gov, "'ryanhixon@pwfinancial.com'"
> <ryanhixon@pwfinancial.com>
> Subject: Pacific West Securities Account PW72
> 6361-1568; Olson - Request f
> or Share Owner Verification
> Date: Fri, 26 Nov 2004 14:52:33 -0800
>
> As the clearing agent for Mr. Olson's broker/dealer,
> Pacific West
> Securities, and the Custodian of Mr. Olson's
> retirement account, this is to
> confirm that Mr. Olson has owned the following for a
> year of this date,
> November 26, 2004:
>
> 329 shares DirecTV Group, Inc.
> 600 shares Goodyear Tire & Rubber
> 300 shares Intel Corp.
> 100 shares JPMorgan Chase & Co
> 1,200 shares Schwab Charles Cor New
> 300 shares Sprint Corp.
> 600 shares Tex Instruments, Inc.
> 400 shares Time Warner, Inc. New
> 600 shares XRX Xerox Corp.
> 700 shares Yahoo, Inc.
>
>
>
>
> -----Original Message-----
> From: Edward P. Olson [mailto:captepjo@yahoo.com]
> Sent: Wednesday, November 24, 2004 3:45 PM
> To: James Balkman; Kathleen Balkman
> Cc: Eve King; cfletters@sec.gov
> Subject: Request for Share Owner Verification
>
>
>
> --- "Edward P. Olson" <captepjo@yahoo.com> wrote:
>
> > Date: Wed, 24 Nov 2004 15:31:10 -0800 (PST)
> > From: "Edward P. Olson" <captepjo@yahoo.com>
> > Subject: Request for Share Owner Verification
> > To: Edward P Olson <captepjo@yahoo.com>
> >
> >
> >
> > Dear Jim and Kathleen,

> >
> > Please note that I have copied in the Office of
> > Chief Counsel, Division of
> > Corporation Finance Securities and Exchange
> > Commission because Wedbush Morgan
> > apparently hindering my compliance with Rule
> 14a-8
> > specifically:
> >
> > "In this case, at the time you submit your
> > proposal,
> > you must prove your
> > eligibility to the company in one of two ways:
> > "i. The first way is to submit to the company
> a
> > written statement from
> > the "record" holder of your securities (usually a
> > broker or bank) verifying
> > that, at the time you submitted your proposal,
> you
> > continuously held the
> > securities for at least one year. You must also
> > include your own written
> > statement that you intend to continue to hold the securities
> > through the date of the meeting of shareholders;"
> >
> > Per our conversation on Thursday the following
> > companys and the last date
> > due per SEC regulations are the ones for which I
> > have submitted shareholder
> > resolutions: AOL Time Warner (TWI) 11/24, Boeing
> > (BA) 11/26, Yahoo (YHOO)
> > 11/26, JP Morgan (JPM) 11/30, and Chase Schwab
> > (SCH)
> > 12/1. In the case of
> > JP Morgan the letter should also state that "I
> hold
> > the common stock that
> > was not acquired by the merger of Banc One". The
> > other stocks that I
> > have also submitted resolutions of "good
> > governance"
> > are Direct TV (DTV),
> > Goodyear (GT), Intel (INTC), Sprint (FO), Texas Instruments (TYN)
> > and Xerox (XRX).
> >
> > Regards, Ed Olson
> >
> > cc:
> > Office of Chief Counsel
> > Division of Corporation Finance
> > Securities and Exchange Commission
> >
> > cfletters@sec.gov
> > FX: 202-942-9525
> >
> >
> >
> >
> >
> >
> > ________________________________
> > Do you Yahoo!?
> > The all-new My Yahoo! - Get yours free!
> > http://my.yahoo.com
> >

6 Copies January 13, 2005
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Time Warner Inc. (TWX)
Edward P. Olson Proposal

Ladies and Gentlemen:

This is to respectfully request a hold on the Staff letter on this case until a shareholder position statement can be forwarded. This company no action request involves rule 14a-8(b) which is believed to have the fastest response time of any rule 14a-8 issue.

The company used a sneaky delaying tactic to cause an 8-day delay in forwarding the parallel no action request copy to the shareholder party. The copy sent to the shareholder party said VIA OVERNIGHT MAIL. Yet the company held the shareholder copy at the company for 5-days and then sent it by "SmartMail" with a handwritten address label to cause an 8-day delay. Further information on this sneaky act by the company and its attempt to deny the shareholder a fair hearing will be included in the shareholder position statement under preparation now

Failure to timely forward a copy of the no action request to the proponent is a violation of the rule 14a-8 process.

Sincerely,



John Chevedden

cc: Susan Waxenberg
PH: 212-484-7350
FX: 212-937-3594

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

There is no company overnight address label that matches the page with a purported delivery date. There is absolutely no proof of the address that the items were purportedly delivered to. Hence the company has not demonstrated that it abided by its part of rule 14a-8 to provide the required notification to the shareholder.

SLB No. 14 states:
7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice (emphasis added).

Mr. Olson's qualifying stock ownership is verified by the attached broker letter. Mr. Olson finally received the verification of ownership on December 30, 2004. This is an example of a well-known, established brokers not being familiar with meeting the broker verification requirement of rule 14a-8.

Additionally brokers have no financial incentive to meet the requirements of the rule. And the small shareholder has no leverage to apply to the broker. For example it took two months for an established broker to comply. I do not believe that the broker was intended to be the gatekeeper in the rule 14a-8 process.

SLB No. 14 states:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	**Type of revision that we may permit**
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Resolved was apparently inadvertently used instead of Recommend as the first word of the proposal.

I believe PACCAR Inc (December 27, 2004) would apply to the proposal text beginning with "Progress Begins with a First Step." Contrary to the company claim the single topic of this proposal is clear. The PACCAR Staff Reply Letter stated: "We are unable to concur in your view that PACCAR may exclude the proposal under rule 14a-8(i)(3).

Attached is The Corporate Library "Board Analyst" report on Time Warner Inc. which notes the multiple 80% voting requirements which the company disputes.

The company inscrutably disputes the text "from 5 to 7 directors seats" by claiming it is inconsistent if one uses a different definition of director such as a director of "for-profit entities" or a director of "publicly held" companies. The company in effect is claiming that apples should meet the same specifications as oranges.

The company is apparently arguing that if a shareholder wants to know a key point about the company's corporate governance, such as whether the company has a lead director, the shareholder must read the company's no action request letters.

On January 13, 2005 six copies of the following attached text was submitted to the Office of Chief Counsel, FX: 202-942-9525.

This is to respectfully request a hold on the Staff letter on this case until a shareholder position statement can be forwarded. This company no action request involves rule 14a-8(b) which is believed to have the fastest response time of any rule 14a-8 issue.

The company used a sneaky delaying tactic to cause an 8-day delay in forwarding the parallel no action request copy to the shareholder party. The copy sent to the shareholder party said VIA OVERNIGHT MAIL. Yet the company held the shareholder copy at the company for 5-days and then sent it by "SmartMail" with a handwritten address label to cause an 8-day delay. Further information on this sneaky act by the company and its attempt to deny the shareholder a fair hearing will be included in the shareholder position statement under preparation now.

Failure to timely forward a copy of the no action request to the proponent is a violation of the rule 14a-8 process.

The following is further information on the above sneaky delaying practice. The first page of the company no action request is immediately misleading. Although the "VIA OVERNGHT MAIL" letter is dated December 30, 2004 it was nonetheless forwarded by "SmartMail" marked "Jan 04 2005" and was then delivered to the shareholder party on January 8, 2005 – or 9-days after the letter date. A copy of the "SmartMail" envelop is attached. Any company claim of proper attention to detail is tarnished by the sneaky way that the company forwarded the no action request to the shareholder party.

The sneaky, delaying company action is particularly damaging to the rule 14a-8 rights of the shareholders involving rule 14a-8(b). Company claims based on rule 14a-8(b) are believed to have the fastest response time of any no action request. Thus the company, through its delaying tactics may have the aim of benefiting from a Staff letter which is finalized before the shareholder has a chance to rebut the company claim.

Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Susan Waxenberg

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com



WEDBUSH MORGAN SECURITIES

Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

6 Copies
FX: 202-942-9525

January 13, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Time Warner Inc. (TWX)
Edward P. Olson Proposal

Ladies and Gentlemen:

This is to respectfully request a hold on the Staff letter on this case until a shareholder position statement can be forwarded. This company no action request involves rule 14a-8(b) which is believed to have the fastest response time of any rule 14a-8 issue.

The company used a sneaky delaying tactic to cause an 8-day delay in forwarding the parallel no action request copy to the shareholder party. The copy sent to the shareholder party said VIA OVERNIGHT MAIL. Yet the company held the shareholder copy at the company for 5-days and then sent it by "SmartMail" with a handwritten address label to cause an 8-day delay. Further information on this sneaky act by the company and its attempt to deny the shareholder a fair hearing will be included in the shareholder position statement under preparation now.

Failure to timely forward a copy of the no action request to the proponent is a violation of the rule 14a-8 process.

Sincerely,



John Chevedden

cc: Susan Waxenberg
PH: 212-484-7350
FX: 212-937-3594

First Class Mail
SM Date: Jan 04 2005
SM Tracking# 010298013-0401-0105
90278

US Postage
PAID
SmartMail
30297

TimeWarner

EDWARD P. OLSON
C/O JOHN CHEVEDDEN
2215 NELSON AVE., NO. 205
REDONDO BCH, CA
90278

Time Warner Inc.
One Time Warner Center • New York, NY 10019-8016

14-254





Board Analyst

BOARD EFFECTIVENESS RATINGS FOR INVESTORS

Time Warner Inc. (TWX)

Board Effectiveness Rating	Board Risk Assessment	Previous Rating	'Best Practices' Compliance Score
F	High	D	81%
		Date Changed: 4/1/2004	

   

(Last data update - 11/12/2004) Events Reported for this Company

Board Effectiveness Rating

OVERALL RATING	F
Board Composition	D
CEO Compensation	F
Shareholder Responsiveness	B
Litigation & Regulatory Problems	B
Takeover Defenses	C
Accounting	F
Strategic Decisionmaking	D
Analyst Adjustment	B

Ratings Legend: F D C B A

Questions for this Company
Events Reported for this Company
Launch Chartmaker for this Company

Total Shareholder Return History



TWX Movies & Sound Recordings S&P 500
200
150
100
50
0
-50
-100
5 Year
3 Year
1 Year
% Total Shareholder Return
as of 12-31-2004

Industry Peers = Movies & Sound Recordings
Ownership Peers = Institutions Dominant

ABOUT THE COMPANY

Proxy Filing Date:	4/1/2004
Annual Meeting Date:	5/21/2004
Annual Meeting Location:	Warner Bros. Studio (Burbank, California)
Industry:	Movies & Sound Recordings
Listing Exchange:	NYSE
S&P Index:	S&P 500
Russell Index:	Russell 1000

TOTAL SHAREHOLDER RETURN (as of 12/31/2004)

	5 Year	3 Year	1 Year
TWX	-74.37	-39.41	8.12
Industry	30.46	162.70	11.97
S&P 500	-13.26	9.25	9.86

MARKET FUNDAMENTALS (updated 12/31/2004)	
Closing Share Price:	19.45
52 Week Hi:	19.90
52 Week Lo:	15.41

Other Annual Comp: $267,715
TOTAL ANNUAL COMP: $9,767,715
LTIP Payout: $0
All Other Comp: $8,250
Restricted Stock: $2,106,000
Options Value Realized: $0
TOTAL COMPENSATION: $11,881,965
Shares to Salary Multiple: 2.84
Variable Pay as % of Total: 85.05%
Variable Pay as Stock: 20.84%
CEO Contract Available? Yes

TAKEOVER DEFENSES

Takeover Defenses C

Charter Bylaws

Board Accountability

Effective Classified (Staggered) Board? No

Classified (Staggered) Board? No

Multiple Classes of Common Stock? Yes

Multiple Class Stock Notes

• 4,383,098,726 shares of Common Stock, par value $.01 per share ("Common Stock"), each of which is entitled to one vote on all matters properly submitted at the Annual Meeting; • 171,185,826 shares of Series LMCN-V Common Stock, par value $.01 per share, each of which is entitled to 1/100 of a vote on the election of directors; and • One share of Series A Mandatorily Convertible Preferred Stock, par value $.10 per share ("Preferred Stock"), which is entitled to 134,245,006 votes on all matters properly submitted at the Annual Meeting.

Director Removal Only for Cause? No

Vote Required to Remove For Cause: 51%

Vote Required to Remove Without Cause: 51%

Shareholders Can Fill Board Vacancies? No

Board Vacancy Notes

Shareholder Voting and Action Rights

Vote Required to Call Special Meeting: 0%

Is Special Meeting Rule More or Less Restrictive Than State Law? Same

Vote Required to Act by Written Consent Percent: 0%

Is Written Consent Rule More or Less Restrictive Than State Law? More Restrictive

Vote Required for Merger or Other Transaction: 51%

Merger Vote Notes

Vote Required to Amend the Charter: 51%

Charter Amendment Notes

Approval of 80% of shares required to amend Article IV(Capital Stock) Section 5(Redemption), Article VII(Bylaw amendment), Article VIII(Charter amendment), Article IX(Director Liability)

Vote Required to Amend the Bylaws: 80%

Bylaws Amendment Notes

Cumulative Voting? No

Other Defenses

Accounting F

Accounting Indicator Red Flags?

Accounting Changes: Yes
Earnings to Sale of Assets Ratio: No
Inventory to Sales Ratio: Yes
Profit to Sales Ratio: No
Unusual Sales Ratio: No
Discontinued Operations = Positive: Yes
Discontinued Operations = Negative: No
Depreciation: Yes
Restructuring Charges: Yes
Write-offs & Other Special Charges: Yes

Additional Notes & Comments

Please note that these accounting ratings are intended for use as 'red flags' only. They suggest the need for further research, but should not be regarded as conclusive. In this particular case our screens highlight the following areas of potential concern:

- Recent accounting changes have been made by the firm and should be reviewed more closely.
- Depreciation figures for the most recently available quarter should be reviewed more closely.
- The company has reported that discontinued operations have had a positive impact on the firm, which should be studied more closely.
- Total inventory to sales ratios for the most recently available quarter have exceeded expected ranges and should be reviewed more closely.
- Restructuring charges reported by the firm for the most recently available quarter should be reviewed more closely.
- Special charges have been reported for the most recently available quarter and should be reviewed more closely.

STRATEGIC DECISIONMAKING

Strategic Decisionmaking D

Merger & Acquisition Activity

Time Warner Inc. (TWX) & AT&T Corp. (T)

Date Announced: 8/21/2002
Date Closed: 3/31/2003
Transaction Type: Cash and Stock
Deal Type: Divestiture
Share Price Offer:
Value Announced: $3,600,000,000
Value Closed: $3,600,000,000
Debt Incurred:
Pctg Acquired: 28%
Hostile or Friendly? Friendly
Status: Closed
Buyer: Time Warner Inc.
Buyer MarketCap at Announcement: $44,155,883,000
Current Buyer MarketCap: $80,156,307,120
Buyer Country: USA
Seller: AT&T Corp.
Seller Country: USA

AOL Time Warner Inc acquired the remaining 27.64% stake in Time

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Richard Parsons is designated a problem director by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He is the chairperson of the committee that set executive compensation at Citigroup, a committee with a notorious record of overcompensation under his leadership.
- In October 2004 TLC said, "The board is remarkably well-connected, but so far the mix hasn't quite clicked, and the net result for shareholders has been a steady loss of shareholder value since the 2001, $106 billion merger between then online and media giants AOL and Time Warner. AOL reported the loss of some 2.2 million subscribers in 2003 alone. In the meantime, the company remains enmeshed in a series of complex accounting adjustments and write-downs, all conducted under the watchful eye of SEC investigators."

"Overall the company's Board Effectiveness Rating [of 'D'] suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."

- We had no Lead Director or Independent Chairman – independence concern.
- Four directors were allowed to hold from 5 to 7 director seats each – over-extension concern.
- The chairman of the Audit Committee held 5 board seats – over-extension concern.
- 2003 CEO pay of $13 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will help terminate the future frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

The proposal relates to simple majority voting.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Time Warner relies.

Sincerely,



Robyn Manos
Special Counsel